EXHIBIT 99.1

Northern Dynasty secures innovative royalty agreement for proceeds of up to $60 million on non-core metals

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated June 21, 2021, to its short form base shelf prospectus dated July 2, 2020.

July 27, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) announces that it has entered into an agreement (the “Agreement”) with an investor (the “Royalty Holder”) to receive up to $60 million over the next two years, in return for the right to receive a portion of the future gold and silver production from the Pebble Project for the life of the mine. The Company received an initial payment of $12 million from the Royalty Holder concurrently with execution of the Agreement. All currency figures are U.S. dollars.

“It has become clear to us that to develop a world-class mineral deposit like Pebble requires time, patience and sufficient liquidity to successfully navigate the established legal process and continue ongoing efforts to work with the people in the region,” said Ron Thiessen, Northern Dynasty President and CEO. “This financing, when completed, also gives us the financial wherewithal to keep fighting against what we consider to be unfounded interference by U.S. Federal Government agencies in an otherwise well-established, legal permitting process, as well as to deal with challenges from well-funded parties from outside the area that lack scientific or other factual studies to support their opposition.”

Per the terms of the Agreement, the Royalty Holder made the initial payment of $12 million in exchange for the right to receive 2% of the payable gold production and 6% of the payable silver production from the Pebble Project, in each case after accounting for a notional payment by the Royalty Holder of $1,500 per ounce of gold and $10 per ounce of silver, respectively, for the life of the mine. If, in the future, spot prices exceed $4,000 per ounce of gold or $50 per ounce of silver, then the Company will share in 20% of the excess price for either metal. Additionally, the Company will retain a portion of the metal produced for recovery rates in excess of 60% for gold and 65% for silver, and so is incentivized to continually improve operations over the life of the mine.

The Royalty Holder has the right to invest additional funds, in $12 million increments, to an aggregate total of $60 million, within two years of the date of the Agreement, in return for the right to receive up to 10% of the payable gold and up to 30% of the payable silver (in each case, in the aggregate) on the same terms as the first tranche.

Subject to certain conditions, the Agreement does not restrict the Company’s ability to form partnerships to assist in the development of the Proposed Project, for example (but not restricted to) other mining companies or Alaska Native Corporations.

“It was important to us that we improve our liquidity without issuing equity at what we consider depressed prices. We are pleased to reach an agreement that can raise significant capital over the next two years in return for the right to buy a small portion of future, non-core gold and silver production from the Proposed Project, while keeping 100% of the copper production,” added Adam Chodos, Executive Vice President of Corporate Development.

“As I have said many times before, a large amount of copper is critical for the generation and transmission of electricity, and we believe the world needs to develop the few world-class copper assets that have been discovered in order to have any chance of meeting its green energy goals,” said Mr. Thiessen. “We are also convinced that the Pebble Project has been designed – and can be built and operated – safely, without harming the environment or the fishery, as clearly outlined in the Final Environmental Impact Statement of July 2020. The Pebble Project represents an enormous amount of value, both to Alaskans and to the rest of the U.S., and we believe that value should increase significantly as the expected supply/demand imbalance leads to future copper price increases.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project and the ability of the Company to successfully complete the full financing transaction discussed above (the “Royalty Financing”) are forward-looking statements. These include statements regarding (i) statements on the economic contribution of the Pebble Project to the Alaskan economy, which are based on the Company’s 2021 preliminary economic assessment of the Pebble Project (the “2021 PEA”) which is preliminary in nature, and the IHS Markit report, identified in NDM’s February 28, 2022 news release (the “IHS Markit Report”), (ii) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the USACE, (iii) the political and public support for the permitting process, (iv) the ability of the Pebble Project to ultimately secure all required federal and state permits, (v) future metals prices, including the price of copper, (vi) the right-sizing and de-risking of the Pebble Project, (vii) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (viii) exploration potential of the Pebble Project, (ix) future demand for copper and gold, (x) the potential addition of partners in the Pebble Project, (ix) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xi) the EPA’s Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, (xii) the ability and timetable of NDM to develop the Pebble Project, and (iv) the future determinations of the Royalty Holder to increase its investment and the successful completion of the full Royalty Financing. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the assumptions underlying the 2021 PEA, and the assumptions related to the IHS Markit Report, (ii) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (iii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iv) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (v) NDM will be able to establish the commercial feasibility of the Pebble Project, (vi) NDM will be able to secure the financing required to develop the Pebble Project, including the full Royalty Financing, and (vii) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project.

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The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the 2021 PEA may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing, including the Royalty Financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2021, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2021, as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements and the 2021 PEA.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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